
December 11, 2012

Via E-mail
Adam C. Derbyshire
Executive Vice President, Finance & Administration
and Chief Financial Officer
Salix Pharmaceuticals, Ltd.
8510 Colonnade Center Drive
Raleigh, NC 27615

> **Re:** **Salix Pharmaceuticals, Ltd.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed February 28, 2012**
> **Form 8-K dated November 7, 2012**
> **Filed November 7, 2012**
> **Form 10-Q for the Quarterly Period Ended September 30, 2012**
> **Filed November 8, 2012**
> **File No. 000-23265**

Dear Mr. Derbyshire:

We have reviewed your filings and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosures.

Please respond to this letter within 10 business days by providing us the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filings.

Form 10-K for the Fiscal Year Ended December 31, 2011

Notes to Consolidated Financial Statements
(15) Legal Proceedings, page F-32

1. ASC 450-20-50-4b requires disclosure of the amount or range of loss for a loss contingency if there is at least a reasonable possibility of a loss, the conditions in 450-20-25-2 for accrual are not met and there is exposure to loss beyond the amount accrued. For the legal proceedings that you have disclosed separately that meet these conditions,

please provide us revised proposed disclosures to be included in future filings that comply with ASC 450-20-50-4b.

Form 8-K dated November 7, 2012
Exhibit 99.1

2. In this exhibit you present a full statement of income to reconcile your GAAP net income to non-GAAP net income. Please represent to us that you will no longer present these tables in future Item 2.02 Form 8-K submissions or elsewhere. Please see Question 102.10 of our Compliance & Disclosure Interpretations for Non-GAAP Financial Measures. Please also see Instruction 2 to Item 2.02 of Form 8-K which indicates that the provisions of Item 10(e)(1)(i) apply to these public disclosures.

3. Please provide proposed disclosure to be included in future press releases to include how the tax effect on the adjustments between GAAP net income and non-GAAP net income were calculated. Please refer to Question 102.11 of the Compliance and Disclosure Interpretations related to non-GAAP Financial Measures.

Form 10-Q for the Quarterly Period Ended September 30, 2012

Notes to Condensed Consolidated Financial Statements
7. Intangible Assets and Goodwill

4. Please provide us an analysis of how you concluded that the Alfa Wassermann transaction qualified as business combinations under ASC 805. Please include the inputs and processes acquired that you identified in your analysis. Provide us reference to the authoritative literature on which you relied. Please clarify why an intangible asset related to the currently approved indication of rifaximin was not recorded as part of this acquisition.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:
• the company is responsible for the adequacy and accuracy of the disclosure in the filings;
• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Vanessa Robertson, Staff Accountant, at (202) 551-3649 or Joel Parker, Accounting Branch Chief, at (202) 551-3651 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant